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                              May 21, 2020

       Geritt Dispersyn, Dr.Med.Sc.
       Chief Executive Offficer
       Phio Pharmaceuticals Corp.
       257 Simerano Drive, Suite 101
       Marlborough, MA 01752

                                                        Re: Phio
Pharmaceuticals Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 12, 2020
                                                            File No. 333-238204

       Dear Dr. Dispersyn:

               We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1, filed on May 12, 2020

       General

   1. We note that the exclusive jurisdiction provision in your amended and restated certificate of incorporation
identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain
litigation, including any "derivative action." Please revise to describe this provision and
disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. If this provision does not apply to actions arising under the Securities Act or
Exchange Act, please also tell us how you will inform investors in future filings that the
provision does not apply to any actions arising under the Securities
                                                        Act or Exchange Act.
With respect to your future filings, we refer to counsel's September
                                                        25, 2019 correspondence
relating to your Form S-1 filed on August 30, 2019 (File
                                                        No. 333-233584). We
note the representation that you would include disclosure in your next annual report on
Form 10-K to reflect that the forum selection provisions do not apply to actions
arising under the Exchange Act, Securities Act, or for any other claim for which the federal
courts have exclusive jurisdiction; however, we do not see this
 Geritt Dispersyn, Dr.Med.Sc.
Phio Pharmaceuticals Corp.
May 21, 2020
Page 2
      disclosure in your Form 10-K for the fiscal year ended December 31, 2019.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Joe McCann, Legal
Branch Chief, at 202-551-6262, with any questions.



                                                           Sincerely,
FirstName LastNameGeritt Dispersyn, Dr.Med.Sc.
                                                           Division of
Corporation Finance
Comapany NamePhio Pharmaceuticals Corp.
                                                           Office of Life
Sciences
May 21, 2020 Page 2
cc:       Ryan Murr, Esq.
FirstName LastName